FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: May 4, 2005	/s/ Donat Madilo Donat Madilo Treasurer

Banro Corporation

PRESS RELEASE

BANRO ADOPTS SHAREHOLDER RIGHTS PLAN

Toronto, Canada – May 2, 2005 – Banro Corporation (“Banro” or the “Corporation”) (AMEX — “BAA”; TSX-V — “BAA”) announces that its board of directors (the “Board”) has adopted a Shareholder Rights Plan (the “Plan”), similar to existing shareholder rights plans adopted by other Canadian public companies.

The objectives of the Plan are to ensure, to the extent possible, that all shareholders of the Corporation are treated equally and fairly in connection with any take-over bid for the Corporation. The Plan discourages discriminatory, coercive or unfair take-overs of the Corporation and gives the Corporation’s Board time if, in the circumstances, the Board determines it is appropriate to take such time, to pursue alternatives to maximize shareholder value in the event an unsolicited take-over bid is made for all or a portion of the outstanding common shares of the Corporation (the “Common Shares”).

In order to implement the adoption of the Plan, the Board authorized the issuance of one right in respect of each Common Share outstanding at the close of business on April 29, 2005 (the “Record Time”). In addition, the Board authorized the issuance of one right in respect of each additional Common Share issued after the Record Time. The rights trade with and are represented by Banro’s Common Share certificates, including certificates issued prior to the Record Time. Until such time as the rights separate from the Common Shares and become exercisable, rights certificates will not be distributed to shareholders.

If a person, or a group acting in concert, acquires (other than pursuant to an exemption available under the Plan) beneficial ownership of 20% or more of the Common Shares, rights (other than those held by such acquiring person which will become void) will separate from the Common Shares and permit the holder thereof to purchase Common Shares at a 50% discount to their market price. A person, or a group acting in concert, who is the beneficial owner of 20% or more of the outstanding Common Shares as of the Record Time is exempt from the dilutive effects of the Plan provided such person (or persons) does not increase its beneficial ownership by more than 1% (other than in accordance with the terms of the Plan). At any time prior to the rights becoming exercisable, the Board may waive the operation of the Plan with respect to certain events before they occur.

The issuance of the rights is not dilutive until the rights separate from the underlying Common Shares and become exercisable or until the exercise of the rights. The issuance of the rights will not change the manner in which shareholders currently trade their Common Shares.

The Plan is subject to the approval of the TSX Venture Exchange, and requires confirmation by Banro shareholders within six months of the Plan’s effective date, being April 29, 2005. If the Plan is not confirmed by shareholders, the Plan and all outstanding rights will terminate and be void and of no further force and effect. It is intended that the Plan will be considered by Banro shareholders at the annual and special meeting of shareholders scheduled for June 29, 2005.

The Plan is not being proposed in response to, or in contemplation of, any specific take-over bid for Banro. The Board did not adopt the Plan to prevent a take-over of the Corporation, to secure the continuance of management or the directors in their respective offices or to deter fair offers for the Common Shares.

The Corporation also announces that it has retained the Los Angeles area firm of National Media Associates (“NMA”) to conduct media awareness programs on behalf of the Corporation. Headed by Mr. George Duggan, NMA is a long-term media-relations specialist in the natural resource and gold exploration sectors. The Corporation will pay NMA a monthly fee of US$8,000 for a six month term, and may renew the agreement by mutual consent. Pursuant to the agreement, which is subject to the approval of the TSX Venture Exchange, the Corporation has also granted to NMA, pursuant to the terms of the Corporation’s stock option plan, 200,000 stock options, each such stock option entitling the holder to purchase one Common Share at a price of Cdn$5.25 for a period of three years.

Banro is a Canadian-based gold exploration company focused on the development of its four wholly-owned properties in the South Kivu and Maniema provinces of the Democratic Republic of the Congo.

For further information, please visit our website at www.banro.com, or contact: Peter Cowley, President and C.E.O., United Kingdom, Tel: (44) 790-454-0856; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.